SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              Raytech Corporation
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                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
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                         (Title of Class of Securities)

                                   755103108
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                                 (CUSIP Number)

                           Richard A. Lippe, Trustee
         Raytech Corporation Asbestos Personal Injury Settlement Trust
                c/o Meltzer, Lippe, Goldstein & Breitstone, LLP
                               190 Willis Avenue
                               Mineola, NY 11501
                                 (516) 747-0300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   07/07/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 755103108
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Raytech Corporation Asbestos Personal Injury Trust
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        37,813,320 (1)

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        37,813,320 (1)

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     37,813,320 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     90.6% (1)
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(14) Type of reporting person (see instructions).

     OO
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(1)     Includes 3,228,888 shares of Common Stock of the Issuer to be acquired by the Reporting Person in the manner more fully described in Item 4 below.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This Amendment No. 6 amends and supplements the Schedule 13D filed on February 15, 2002 (the "Schedule 13D") by the Reporting Person with respect to the common stock, par value $1.00 per share (the "Common Stock") of the Issuer. All capitalized terms used herein but not otherwise defined have the meanings given to such terms in the
           Schedule 13D.

Item 2. Identity and Background.

          (a) N/A

          (b) N/A

          (c) N/A

          (d) N/A

          (e) N/A

          (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

           The information provided in response to Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction.

           In connection with the plan of Raytech Corporation, Case No. 89-00293, confirmed by the United States Bankruptcy Court for the District of Connecticut (the "Bankruptcy Court") on August 31, 2000, we entered into an Agreement, dated June 8, 2000 (the "2000 Agreement"), and Settlement Agreement, dated October 31, 2001 (the "2001 Agreement"), with the United States Environmental Protection Agency, the Connecticut Department of Environmental Protection, and FMC Corporation (collectively, the "Environmental Creditors") to mutually resolve claims against the Issuer, Raymark Industries, Inc. and Raymark Corporation. In consideration for the compromise of the Environmental Creditors' claims, we entered into a Supplemental Settlement Agreement, dated as of May 25, 2005 (the "2005 Agreement"), with the Environmental Creditors, which was fully executed and delivered by the parties on July 7, 2005, whereby we agreed to accelerate the settlement of the claims as originally set forth in the 2000 Agreement and 2001 Agreement. The 2005 Agreement accelerates the assignment by the Environmental Creditors, and the acquisition by the Trust (the "Acquisition"), of, among other things,
           (i) 3,228,888 shares of Common Stock (representing 7.6% of the issued and outstanding Common Stock of the Issuer), (ii) claims to certain assets of Raymark Industries, Inc., Raymark Corporation and Universal Friction Composites (formerly related companies of the Issuer) and
           (iii) tax benefits currently owned by the Environmental Creditors.
           As agreed to in the 2001 Agreement, in exchange for the shares of Common Stock, other assets and tax benefits, the Trust will pay the Environmental Creditors cash consideration of $9,457,776.

           The Acquisition is the first step in a series of transactions by which the Trust intends to take the Issuer private through a going-private transaction. The closing of the transactions contemplated by the 2005 Agreement is subject to approval by the Bankruptcy Court of the 2005 Agreement and the final disposition of all comments of the SEC on the Trust's Schedule 13E-3 with respect to the going-private transaction involving the Issuer. A copy of the 2005 Agreement is attached to this Amendment No. 6 as Exhibit 8.

           After the consummation of the Acquisition described above, the Trust will increase its beneficial ownership of Common Stock to 37,813,320 shares (or 90.6% of the Issuer's outstanding shares). The Trust intends to merge the Issuer with a subsidiary, wholly owned by the Trust, under the Delaware short-form merger statutes (the "Merger"). It is the intent of the Trust, and the purpose of the Acquisition and the Merger, to cause the Issuer to file a Form 15 to deregister its Common Stock under the Exchange Act and to delist its Common Stock from the New York Stock Exchange.

           Working capital of the Trust will used to pay the consideration to be provided to the Environmental Creditors in the Acquisition and the public shareholders in the Merger.


Item 5. Interest in Securities of the Issuer.

          (a) The information provided in response to Item 4 above is incorporated herein by reference.

          (b) The information provided in response to Item 4 above is incorporated herein by reference.

          (c) N/A

          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information provided in response to Item 4 above is incorporated herein by reference. The 2005 Agreement discussed in Item 4 above is filed as Exhibit 99.8.

Item 7. Material to be Filed as Exhibits.

           EXHIBIT NUMBER                    TITLE

                 8 Supplemental Settlement Agreement, dated of May 25, 2005 and executed and delivered July 7, 2005, between the Raytech
                                    Corporation Asbestos Personal
                                    Injury Settlement Trust and
                                    the Environmental Creditors

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Raytech Corporation Asbestos Personal
                                      Injury Settlement Trust

Date: 07/11/2005                      /s/ Richard A. Lippe
                                      Name:  Richard A. Lippe
                                      Title: Managing Trustee


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages